Exhibit 99.1

PAN AMERICAN AND AGNICO EAGLE DELIVER
DEFINITIVE BINDING OFFER TO ACQUIRE YAMANA

•	Puts assets in the hands of proven leaders with a track record of building value for stakeholders

•	Transaction would create the leading precious metals producer in Latin America

•	Consolidates 100% ownership of the Canadian Malartic mine, one of the world's largest gold mines

•	Increased value per Yamana share with low transaction risk

•	Yamana Board has determined the offer to be a Superior Proposal

Vancouver, BC and Toronto, ON – November 4, 2022 – Pan American Silver Corp. (TSX: PAAS, Nasdaq: PAAS) ("Pan American") and Agnico Eagle Limited (TSX: AEM, NYSE: AEM) ("Agnico Eagle") are pleased to announce that we have delivered a definitive binding offer (the "Binding Offer") to the board of directors of Yamana Gold Inc. ("Yamana") pursuant to which Pan American would acquire all of the issued and outstanding common shares of Yamana (the "Yamana Shares") and Yamana would sell certain subsidiaries and partnerships which hold Yamana's interests in its Canadian assets to Agnico Eagle, including the Canadian Malartic mine. The transaction shall be implemented by way of a plan of arrangement under the Canada Business Corporations Act (the "Arrangement").

The consideration consists of 153,539,579 common shares in the capital of Pan American ("Pan American Shares"); US$1.0 billion in cash contributed by Agnico Eagle; and 36,089,907 common shares in the capital of Agnico Eagle ("Agnico Eagle Shares"). Under the Binding Offer, each Yamana Share would be exchanged for approximately US$1.04 in cash, 0.1598 Pan American Shares and 0.0376 Agnico Eagle Shares, for an aggregate value of US$5.02 per Yamana Share based on the closing price of each Pan American Share and Agnico Eagle Share on November 3, 2022. The Binding Offer is not subject to any financing condition or additional due diligence.

Pan American and Agnico Eagle have been informed that Yamana's Board of Directors, in consultation with Yamana's financial and legal advisors, have determined that the Binding Offer constitutes a "Yamana Superior Proposal" as defined in the arrangement agreement dated May 31, 2022 (the "Gold Fields Agreement") between Yamana and Gold Fields Limited ("Gold Fields") and that Yamana has notified Gold Fields of its intention to accept the Binding Offer, subject only to Gold Fields' "right to match" under the Gold Fields Agreement.

The Arrangement would establish Pan American as a major precious metals producer in Latin America, with approximately 28.5 to 30.0 million ounces of annual silver production and approximately 1.1 to 1.2 million ounces of annual gold production, based on Pan American's and Yamana's 2022 guidance. The combined portfolio will consist of 12 operations concentrated in Latin America, a region where Pan American has over 28 years of proven expertise and experience operating mines. With the addition of four operating mines generating strong free cash flow, the Arrangement is expected to enhance Pan American's overall financial position and improve its ability to internally fund its growth projects.

The consolidation of the Canadian Malartic mine would place a world-class asset into the hands of the best positioned operator to develop the mine's full potential and gives Agnico Eagle operational control during the remaining development period of the Odyssey project and future projects. Most importantly, Agnico Eagle has the unique ability to monetize future additional mill capacity at the Canadian Malartic mine, given its extensive operations and strategic land position in the region.

Pan American's unparalleled track record in Latin America and Agnico Eagle's deep existing knowledge of the Canadian Malartic mine and presence in the Abitibi region uniquely position the two companies to effectively operate and rapidly unlock further value from Yamana's portfolio of assets to the benefit of the shareholders and other stakeholders of all three companies.

Michael Steinmann, President & CEO of Pan American, commented: "The combination of our existing portfolio with Yamana's high-quality assets in Latin America would create a powerful precious metals mining company in the Americas with leading exposure to silver, and represents an exciting opportunity for growth for both Yamana and Pan American shareholders. The transaction is aligned with our disciplined approach of creating shareholder value through accretive acquisitions, together with our expertise in discovering, building and operating mines. Our established presence and expertise in Latin America will enable us to leverage the synergies and growth potential of Yamana's assets in the region in a way that is highly complementary to Pan American's existing mines there."

Ammar Al-Joundi, President & CEO of Agnico Eagle, added: "This transaction is a continuation of Agnico Eagle's strategy to operate in regions where we believe we have a competitive advantage, in this case over 50 years of operating history. The full integration of the Canadian Malartic team and landholdings into our operational base in the region would enhance our Abitibi operating platform, placing Agnico in the unique position to further optimize the asset and unlock potential value through exploration and the leveraging of existing infrastructure, people and regional relationships."

Agnico Eagle and Pan American are subject to customary restrictions in connection with making a “superior proposal” for Yamana. As a result, Agnico Eagle and Pan American are unable to make any further comment on the subject matter of this press release or engage in any communication that could influence the voting of securities of Yamana. Accordingly, we will not be hosting a conference call or investor meetings and cannot respond to media or other inquiries at this time. As soon as Agnico Eagle and Pan American are legally permitted to do so, they will actively engage with shareholders and other stakeholders to discuss the transaction.

Strategic Rationale for Pan American and Agnico Eagle

The acquisition of Yamana by Pan American and Agnico Eagle would create significant value and deliver multiple benefits to Pan American's and Agnico Eagle's shareholders:

•	Transforms Pan American into a major precious metals producer in Latin America with unparalleled exposure to silver through further portfolio diversification – Yamana's portfolio of assets in Latin America complements and strengthens Pan American's existing portfolio in the region, including by contributing low-cost production growth and long-life mineral reserves. The Arrangement will result in a portfolio of 12 operating mines and is estimated to increase silver production by approximately 50% and gold production by approximately 100%. In addition, Pan American would have an enlarged pipeline of potential growth projects in Latin America. Pan American has 28 years of proven expertise and experience building and operating mines in Latin America, making it well suited to realize more value from Yamana's mines in this region.

•	Consolidation of 100% ownership of the Canadian Malartic mine – Agnico Eagle currently holds a 50% joint venture interest in the Canadian Malartic mine, which it operates with Yamana through a joint management committee. Agnico Eagle has significant technical experience with the mine and is the best operator to unlock potential value for shareholders. In addition, Agnico Eagle is uniquely positioned to monetize future additional mill capacity at the Canadian Malartic mine, given its extensive operations and strategic land position in the region.

•	Operational and Administrative Synergies – The Binding Offer presents multiple opportunities for operational and administrative synergies, particularly between Pan American's and Yamana's corporate offices in Canada, as well as at Agnico Eagle's and Yamana's Canadian Malartic mine in Canada and at Agnico Eagle's other operations in the region.

•	Strengthened platform for ongoing sustainable development – Pan American and Agnico Eagle are committed to continuing to deliver best-in-class ESG performance and will bring their approach and values to the portfolio of assets.

•	Low execution risk – The proposed transaction between Yamana, Pan American and Agnico Eagle would not require review and approvals under the Investment Canada Act. Moreover, only a simple majority of Pan American shareholders would be required to approve the Arrangement.

Key Benefits

The Binding Offer would offer the following key benefits:

Increased Value per Yamana Share

•	Aggregate consideration with a value of US$4.8 billion, or US$5.02 per Yamana Share, based on the closing price of the Pan American Shares and Agnico Eagle Shares on November 3, 2022;

•	total premium to Yamana of 23% to its spot price as of market close on November 3, 2022; and

•	premium to the implied price of the initial offer delivered by Gold Fields of 15%, based on the spot price of Gold Fields shares as of market close on November 3, 2022.

Attractive Consideration

•	Consideration to Yamana shareholders comprised of (i) US$1.0 billion in cash; (ii) approximately 153.5 million Pan American Shares; and (iii) approximately 36.1 million Agnico Eagle Shares;

•	a rollover for Pan American Shares issued to Yamana shareholders resident in Canada; and

•	a distribution of Agnico Eagle Shares and cash on a tax efficient reorganization of capital.

Exposure to World Class Assets through Ownership in Pan American and Agnico Eagle

Pan American:

•	Exposure to Pan American's expertise and experience in operating mines in Latin America for over 28 years;

•	diversification of Yamana's current Latin American portfolio through exposure to Pan American's existing portfolio of eight producing mines in Mexico, Peru, Argentina and Bolivia;

•	exposure to the potential reopening of Pan American's 100% owned Escobal mine, one of the world's premier silver deposits with past production of over 20 million ounces of silver per year, as Guatemala's Ministry of Energy and Mines concludes a court mandated ILO 169 consultation process; and

•	enlarged growth pipeline with exposure to Pan American's La Colorada Skarn project in Mexico and the undeveloped Navidad silver deposit in Argentina.

Agnico Eagle:

•	Exposure to Agnico Eagle's world class portfolio of producing mines in Canada, Australia, Finland and Mexico; and

•	continued exposure to Agnico Eagle's expertise in operating the Canadian Malartic mine in Canada with 100% consolidation of Canadian Malartic ownership, including: (i) substantial expected future additional mill capacity at Canadian Malartic that Agnico Eagle is uniquely positioned to fill given its extensive operations and land position in the region; and (ii) Agnico Eagle is best able to develop, build and operate Wasamac given its extensive experience and expertise and infrastructure in the region.

Transaction has low Execution Risk

•	Simple majority approval (i.e. 50%+1) for Pan American shareholder approval;

•	no Agnico Eagle shareholder approval required; and

•	no review of the proposed transaction under the Investment Canada Act.

Agnico Eagle Investment in Pan American

•	In furtherance of its relationship with Pan American and as evidence of its belief in the opportunity for enhancement arising from the combination of Yamana and Pan American's Latin American portfolios, Agnico Eagle intends to purchase as a strategic investment, in the open market up to US$150 million of Pan American shares. Agnico Eagle's decision to make purchases of Pan American shares will be in its discretion and will be subject to market conditions, the price of Pan American shares and applicable securities law and stock exchange requirements. Agnico Eagle may cease making share purchases at any time.

Management Integration

Pan American will work cooperatively with Yamana to determine the integration of Yamana management into the management team of Pan American on or prior to the closing of the Arrangement. Pan American will establish a transitionary integration period in which the Toronto office employees of Yamana will support Pan American to integrate and manage the business and operations of Yamana. Those at a Senior Vice President level and below at Yamana will be approached to continue to support the management of the business during this transitionary period or longer, as may be required by the Pan American.

Pan American and Agnico Eagle's Binding Offer

Under the Binding Offer, each Yamana Share would be exchanged for approximately US$1.04 in cash, 0.1598 Pan American Shares and 0.0376 Agnico Eagle Shares, for an aggregate value of US$5.02 per Yamana Share. In addition, all outstanding restricted stock units of Yamana will be satisfied in cash.

The Arrangement contemplated under the Binding Offer will be implemented by way of a court-approved plan of arrangement under the Canada Business Corporations Act and will require the approval of 66 2/3% of the votes cast by the holders of Yamana's common shares present in person or represented by proxy at a special meeting to consider the Arrangement. The completion of the Arrangement will also require approval of a simple majority of Pan American shareholders at a special meeting.

The completion of the Arrangement will also be subject to regulatory approvals and closing conditions customary in transactions of this nature. The agreement governing the Arrangement (the "Arrangement Agreement") will provide for customary deal-protection provisions, including mutual non-solicitation covenants and rights to match superior proposals. The Arrangement Agreement will include a reciprocal termination fee of US$250 million, payable by Yamana to Pan American, or US$375 million payable from Pan American to Yamana, as the case may be, under certain circumstances.

The Arrangement would close late in the first quarter of 2023.

At closing, existing Pan American and Yamana shareholders would own approximately 58% and 42% of Pan American, respectively. Similarly, at closing, existing Agnico Eagle and Yamana shareholders would own approximately 93% and 7% of Agnico Eagle, respectively.

None of the securities to be issued pursuant to the Arrangement Agreement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Gold Fields Right to Match

Pan American and Agnico Eagle have been advised by Yamana that it has provided notice of the Binding Offer to Gold Fields as required by the Gold Fields Agreement and has advised Gold Fields that the five business day matching period (the "Gold Fields Response Period") has commenced, during which Gold Fields has the right, but not the obligation, to propose to amend the terms of the Gold Fields Agreement for the Binding Offer to cease to be a Yamana Superior Proposal (the "Match Right"). The Gold Fields Response Period expires on November 15, 2022. Under the Gold Fields Agreement, the Binding Offer may be accepted and the Arrangement Agreement entered into between Pan American, Agnico Eagle and Yamana only upon the expiry or waiver by Gold Fields of the Match Right during the Gold Fields Response Period. The Arrangement Agreement would only become effective upon the Gold Fields Agreement not being approved by Yamana Shareholders at the Yamana special meeting scheduled for November 21, 2022 (the "Activation Date"). Upon termination of the Gold Fields Agreement in these circumstances, Yamana would pay a termination fee of US$300 million to Gold Fields within two business days of such termination.

Pan American currently does not own any Yamana Shares. Agnico Eagle currently owns 70,565 Yamana Shares, representing less than 1% of the issued and outstanding shares of Yamana.

At this time, there can be no assurance that the Binding Offer will lead to a termination of the Gold Fields Agreement and the execution of a definitive Arrangement Agreement with Pan American and Agnico Eagle.

Advisors and Counsel

BMO Capital Markets and GenCap Mining Advisory Ltd. are acting as financial advisors to Pan American in connection with the Binding Offer. BMO Capital Markets and National Bank Financial have each provided a fairness opinion to Pan American's Board of Directors. Borden Ladner Gervais LLP is serving as counsel to Pan American.

Trinity Advisors Corporation and Maxit Capital LP are acting as financial advisors to Agnico Eagle in connection with the Binding Offer. Davies Ward Phillips & Vineberg LLP is serving as counsel to Agnico Eagle.

About Pan American

Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. It also owns the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. Pan American has a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management.

Learn more at www.panamericansilver.com.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Learn more at www.agnicoeagle.com

Cautionary Statement Regarding Forward-Looking Statements

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Forward-looking statements and information can be identified by statements that certain actions, events or results "could", "may", "should", "will" or "would" be taken, occur or achieved. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the benefits to Pan American's and Agnico Eagle's shareholders of an acquisition of Yamana by Pan American and Agnico Eagle; benefits to Yamana shareholders of an acquisition of Yamana by Pan American and Agnico Eagle; Pan American's expected production levels following the Arrangement; implementation and closing of the Arrangement; the ability of Pan American or Agnico Eagle to realize synergies as a result of the; approval of the Arrangement by Yamana shareholders; approval of the Arrangement by Pan American shareholders; regulatory approvals and closing conditions to the Arrangement; whether Gold Fields will amend the terms of the Gold Fields Agreement for the Binding Offer to cease to be a Yamana Superior Proposal during the Gold Fields Response Period; and the respective ownership interests of Yamana and Agnico Eagle in the Canadian Malartic mine at any time.

The forward-looking statements and information contained in this news release reflect Pan American's and Agnico Eagle's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American and Agnico Eagle, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies.

Pan American and Agnico Eagle caution the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American and Agnico Eagle have made assumptions and estimates based on or related to many of these factors. Such risks, uncertainties and other factors include, among others, the possibility that the Arrangement and transactions contemplated thereby will not be completed in the expected timeframe or at all; the failure to obtain shareholder and/or regulatory approvals in the expected timeframe or at all; pending or potential litigation associated with the Arrangement; the failure to realize the anticipated benefits of the Arrangement in the expected timeframe or at all; and general economic, business and political conditions. Additional risks, uncertainties and other factors are identified in Pan American's and Agnico Eagle's most recent form 40-F and Annual Information Forms, and in their respective subsequent quarterly report filings, which have been filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, as applicable.

Although Pan American and Agnico Eagle have attempted to identify important factors that could cause actual results to differ materially from those set out or implied by the forward-looking statements and information, this list is not exhaustive and there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors should use caution when considering, and should not place undue reliance on any, forward-looking statements and information. Forward-looking statements and information are designed to help readers understand Pan American's and Agnico Eagle's current views in respect of the Arrangement and related matters and may not be appropriate for other purposes. Pan American and Agnico Eagle do not intend, nor do they assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by law.

This news release does not constitute (and may not be construed to be) a solicitation or offer by Agnico Eagle, Pan American or any of their respective directors, officers, employees, representatives or agents to buy or sell any securities of any person in any jurisdiction, or a solicitation of a proxy of any securityholder of any person in any jurisdiction, in each case, within the meaning of applicable laws.